Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File No. 333-88632

For Immediate Release – Press Release

Contact:	Marissa Hermo	Mike Dunn
	Datek	Datek
	(201) 761-8768	(201) 761-8767
	mhermo@datek.com	mdunn@datek.com

DATEK REPORTS 69,682 AVERAGE DAILY TRADES
FOR MAY 2002

Jersey City, NJ – June 5, 2002 — Datek Online Financial Services LLC, a subsidiary of Datek Online Holdings Corp., today reported trading statistics and account information for May 2002.

Month Ended:	May 31, 2002	Apr. 30, 2002	May 31, 2001

Average trades per day	69,682	71,231	99,844

Funded accounts at month end	870,996	861,787	822,110[1]

New funded accounts	15,324	28,820	25,899

About Datek Online Financial Services LLC
 Located on the World Wide Web at www.datek.com, Datek was the first major firm in its industry to introduce a Web-based, direct-access2 trading product, trading in decimals and a continuous 12-hour trading day for Nasdaq stocks. Datek also was the first major online broker to provide a 60-second commitment and free, real-time streaming quotes3.

About Datek Online Holdings Corp.
 Established in 1998, privately held Datek Online Holdings Corp. is one of the most innovative financial services companies in the United States. The Company’s primary businesses are Datek Online Financial Services LLC, a pioneer in the online brokerage industry; iClearing LLC, a securities clearing operation; and iCapital Markets LLC, a provider of execution services.

On April 8, 2002, Datek Online Holdings Corp. announced its intention to merge with Ameritrade Holding Corp. Investors are urged to read the Arrow Stock Holding

Corporation’s Form S-4, which covers important information related to the proposed merger of Ameritrade Holding Corp. and Datek Online Holdings Corp. The Form S-4, which has been filed with the Securities and Exchange Commission, can be obtained at no charge from the commission’s Web site at www.sec.gov or from Ameritrade by contacting its Investor Relations Department at 800-237-8692.

1. Data has been conformed to current presentation standards.
2. All orders are routed through Datek Online Financial Services LLC.
3. Real-time quote privileges differ for professional users.

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